Exhibit 21.1

Subsidiaries of Goodman Networks Incorporated

(as of December 9, 2013)

Subsidiary	Jurisdiction of Incorporation
Minnesota Digital Universe, Inc.	Minnesota
Multiband Corporation	Minnesota
Multiband EWM, Inc.	Texas
Multiband EWS, Inc.	Texas
Multiband Field Services, Incorporated	Delaware
Multiband MDU Incorporated	Delaware
Multiband Special Purpose, LLC	Minnesota
Multiband Subscriber Services, Inc.	Minnesota

The preceding list excludes all subsidiaries of Goodman Networks Incorporated, which considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X, and are therefore omitted in accordance with Item 601(b)(21) of Regulation S-K.